Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant |_|

Filed by a Party other than the Registrant |X|

Preliminary Proxy Statement |X|

Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) |_|

Definitive Proxy Statement |_|

Definitive Additional Materials |_| Soliciting Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("the Company-AAG" or "AAG" )

(Name of Registrant as Specified In Its Charter)

Richard D. Foley, Stephen Nieman, Terry K. Dayton, Carl L. Olson, William B. Davidge and Aaron C. Kreps (Name of Persons Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

No fee required |X|

Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies: Common Stock

2) Aggregate number of securities to which transaction applies: As of March 14, 2008, the record date for the meeting, there were 36,575,476 shares of Company common stock outstanding

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount Previously Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party: Stephen Nieman, Richard D. Foley, Terry K. Dayton, Carl L. Olson, William B. Davidge and Aaron C. Kreps and for the 2008 CHALLENGERS

4) Date Filed:

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TABLE OF CONTENTS
THE CHALLENGERS' PRELIMINARY FORM OF PROXY OF ALASKA AIR GROUP, INC.

(note: Dear Fellow Stockholders: This is our second edit of our 2008 Preliminary Proxy Statement. To make it easier, I've underlined the copy where significant changes have been made. Hope this helps ... a lot of words here ... too many, if you ask me~~Steve Nieman p.s. If you find any mistakes, I'd appreciate emailing me at reachus@votepal.com. Tanks.)

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I. PRELIMINARY PROXY STATEMENT AND PRELIMINARY FORM OF PROXY

SOLICITATION, VOTING AND REVOCATION OF PROXIES

Richard D. Foley, Stephen Nieman, Terry K. Dayton, Carl L. Olson, William B. Davidge, Aaron C. Kreps and Donelle M. Nieman: THIS PROXY IS BEING SOLICITED ON BEHALF OF THE PARTICIPANTS AND NOT ON BEHALF OF THE COMPANY-AAG'S BOARD OF DIRECTORS. This proxy statement and form of proxy are Preliminary copies.

II. ANNUAL MEETING OF STOCKHOLDERS

Scheduled to be held in Museum of Flight in Seattle, WA at ___  p.m. on May 20, 2008. For more details, please reference the Alaska Air Group, Inc. ("the Company-AAG's)" March 21 , 2008 Preliminary Proxy statement's "Letter to Stockholders" dated April ____, 2008 at the beginning of the document.

Note:  Throughout our proxy statement, we reference in its entirety the Company-AAG's March 21, 2008 Preliminary Proxy Statement, which can be accessed at EDGAR URL: http://www.sec.gov/Archives/edgar/data/766421/000119312508062778/dprec14a.htm

III. BEGINNING OF THE CHALLENGERS' REMARKS

Greetings to all Alaska Air Group, Inc. shareholders! May we introduce ourselves: We are Steve Nieman, Richard Foley, Terry Dayton, Carl Olson, Bill Davidge and Aaron Kreps. We are the CHALLENGERS for election to the board of directors of the Company-AAG. We are running against the incumbents nominated for re-election by the incumbent board. All six of us have consented to be named in the proxy materials. We all have agreed to accept nomination and to serve if elected. For more information on us, see VIII. INFORMATION ABOUT CHALLENGER NOMINEES and IX. PARTICIPANTS IN THE SOLICITATION further down this document.

The CHALLENGERS provide these proxy materials to enable you to exercise your right to vote for their election to the board of directors at the Company-AAG's 2008 Annual Shareholders Meeting.

Therefore, the CHALLENGERS, Richard D. Foley, Stephen Nieman, Terry K. Dayton, Carl L. Olson, William B. Davidge and Aaron C. Kreps are undertaking to provide you with this Proxy Statement and Proxy Card to enable you to vote for the CHALLENGERS.

We believe that a fresh and innovative perspective is needed on the board of directors from the strategic stakeholders –– workers, customers and investors. We believe that management of the Company-AAG would benefit from the shareowners electing all or some of the CHALLENGER candidates.

IV. EXPENSES

The total amount to be spent directly or indirectly will not exceed $500 in aggregate. As of April 1, 2008, the CHALLENGERS have spent $200. Contrary to customary practice and regardless the outcome of the vote, we have chosen not to seek reimbursement for this solicitation from the shareowners of the Company-AAG stockholders.

In many contests, if challengers win, they seek to have all their expenses reimbursed by the company, such as duplicative mailings, etc. In our view such a practice causes the shareowners to pay twice for essentially the same thing.

We believe that a more transparent and democratic system of corporate governance is a more economically productive system. We think that a Voting Instruction Form ("VIF") or a proxy card, like any ballot in a democratic system, should contain the names of ALL qualified candidates. Further, like a regular election, the candidates should shoulder the costs of their own campaigning.  If some general funding is provided by the company, then all candidates, both incumbents and challengers, should share equally from these funds.

V. HOW WE PLAN TO SOLICIT

To conduct our solicitation, the dedicated Internet website www.votepal.com will be used as a mirror to the SEC's EDGAR website for publicly available filings. We plan to use the telephone to contact a selected group of institution stockholders without a script, which will be our ONLY form of solicitation. Our Proxy Card and VIF are available as an Appendix at the end of our Proxy Statement.

The web site www.votepal.com will also provide email addresses, a telephone and fax number for shareholders to contact us. It will also reference the Company-AAG's proxy materials. For those who are unable to access the Internet at home or work, many public libraries offer free access to computers and the Internet.

Shareholders can view a paper copy of our Definitive Proxy Statement, which will be available for viewing from 9:00 am to 5:00 pm Monday thru Friday starting on the date we file our definitive proxy statement until the date of the stockholders meeting on May 20, 2008 at two physical locations: 15204 NE 181st Loop, Brush Prairie, WA and 6040 N. Camino Arturo, Tucson, AZ. Any one of the participants may have a paper copy of our Definitive Proxy Statement in their possession.

It is of the utmost importance that shareholders review the AAG CHALLENGER’s Definitive Proxy Statement in its entirety.  It contains instructions that cannot be easily found anywhere else.  (deletion) However, our materials are available to stockholders for free on www.votepal.com and the SEC's EDGAR website www.sec.gov/. Since EDGAR is a big website, click on the following to more easily find our filings: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001217150&type=&dateb=&owner=include&start=40&count=40

All access by any AAG stockholder(s) accessing the CHALLENGERS' Proxy Card or VIF on www.votepal.com will come through the appendix at the end of the proxy statement. The CHALLENGERS' proxy can be mailed, faxed or carried to the meeting to be counted. For 401(k) stockholders, our proxy can be voted electronically (more about that later).

It is our intention to lawfully maximize the use of an Internet website. We will make ourselves available to all media interested in our efforts, and will strive to follow all legal guidelines, requirements and regulations.

Presently a large percentage of the Company-AAG's shares are held by institutional investors, therefore we expect little difficulty in contacting over 50% of the outstanding shares.

VI. WE FAVOR OPEN AND FULL DISCLOSURE

We believe that the more transparent the system, the better return there will be on human, money and capital investment.

And remember, in this great land of America, we enjoy many individual rights, a big one being the guaranteed right of free speech under the U.S. Constitution.  You have the right to take our proxy materials and the-Company AAG's and share them with fellow stockholders as you partake in another sacred right –– the right to VOTE!  Another important right of stockholders is the right to assign your right to vote –– called a legal form of proxy –– to another person.  More on how to do this later in our proxy statement.

VII. VOTING

VII.a. What Am I Voting On?

You are being asked to vote for the election of 6 directors candidates from the offering of 12 nominees and five stockholder proposals. Proposal number 5 is a proposal that the company legally excluded from its proxy statement due to the SEC granting the company a "no-action" letter. Any votes on this proposal (deletion) will be presented to the AAG board for its consideration after the meeting.

VII.b. HOW DO I CAST MY VOTE USING THE CHALLENGERS' PROXY CARD AND VOTING INSTRUCTION FORM?

How common stock is possessed determines how it is voted. Employees of the Company-AAG can possess stock in three ways:

  as 401(k) plan participants;
  as beneficial owners including shares bought through the Company-AAG's payroll deduction plan called the Employee Stock Purchase Plan;
  or as registered shareowners

In our Proxy Statement, the employee stockholders will be referred to as either:

  "401(k) employee stockholders"
  "beneficial employee stockholders"
  "registered employee stockholders"

Non-employees can possess stock only as beneficial or registered stockholders. This group will be referred to as either:

  "beneficial" outside stockholders
  "registered" "outside stockholders

There are three ballot cards available to vote in this election:

  The one published and distributed by the Company-AAG at the stockholder's meeting
  Automatic Data Processing Proxy Services ("ADP"); purchased last year by Broadridge Financial Solutions, Inc. referred to as ("Broadridge")
  The CHALLENGER's

From the Company-AAG's March 21, 2008 Preliminary Proxy Statement, page 5:

"At the record date, 1,589,009 shares were held in trust for Alaska Air Group 401(k) plan participants. The trustees, Vanguard and Fidelity, sent a proxy statement, an annual report and a voting instruction form to each participant who held shares through the Company’s 401(k) plans at the record date. The trustee will vote only those shares for which instructions are received from participants. If a participant does not indicate a preference as to a matter, including the election of directors, then the trustee will not vote the shares on such matters.

"To allow sufficient time for voting by the trustee, please provide voting instructions no later than 11:59 p.m. on Thursday, May 15, 2008. Because the shares must be voted by the trustee, employees who hold stock through the 401(k) plans may not vote these shares at the meeting."

For both 401(k), beneficial and registered employee and outside stockholders, there is a Voter Control Number ("VC#") and a Personal Identification Number ("PIN") that can be obtained from either postal-mailed or emailed proxy materials from proxy mailer and tabulator companies on behalf of either the Company-AAG, your banker or broker.

VC#s in this contest will be provided by Broadridge, and uniquely identify each owner's stock holdings. Picking a PIN is done by individual shareholders when setting up their account with Broadridge after receiving an email notification by Broadridge.

In 2003, 2004, 2005, 2006 and 2007, we received guidance from the staff of the SEC that they would not object to stockholders writing their VC#s on the CHALLENGER proxy ballot card or VIF.

Unfortunately, an additional step is required for beneficial employee stockholders and beneficial outside stockholders to vote for the CHALLENGERS. They will need to request a letter of permission to vote their shares as they see fit, called a "legal form of proxy", which releases their shares to be voted by the beneficial owner and not the stockholder's banker, broker, trustee or ADP. Generally it's one-page long.

These legal forms of proxies need to be obtained and then in writing on the letter designate "The AAG CHALLENGER PROXY COMMITTEE is my legal proxy." [The AAG CHALLENGER PROXY COMMITTEE is composed of Stephen Nieman and Richard D. Foley or their designee(s).] With this authorization we will vote your shares as we instruct below on our proxy card and VIF. Then mail or fax those proxy letters to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Timeliness is important. If the authorized legal form of proxy letter does not accompany the ADP's or the CHALLENGERS' proxy card, PIN and VIF, that vote might not be counted.

At present, the quickest and most efficient way to obtain a legal form of proxy is by phoning ADP's system at (800) 690-6903 or accessing ADP's Internet site at www.proxyvote.com/. Follow the prompts or clicks to check the box that says: "Place X here if you plan to attend and vote your shares at the meeting."

In the past, we have had discussions with management of the the New York Stock Exchange, ADP, and various brokerage house including Smith Barney and Edward Jones regarding easier methods for stockholders to request and receive legal forms of proxies. As the system works now, the only way to obtain a legal form of proxy is to check a box on a proxy card or VIF that says: "Place X here if you plan to attend and vote your shares at the meeting." We have suggested the procedure be a simple link on the Home Page of brokerage houses' or ADP's proxyvote.com websites that a stockholder could click on and download their legal form of proxy in a matter of a minute. It could then be forwarded to any individual or committee by email or fax to vote your shares on your behalf.

In the March 15, 2006 letter to Mr. Richard J. Daly then Group Co-President of ADP, we asserted that in our opinion a supposition must be made by shareholders from ADP's VIF in order to obtain a legal form of proxy. Instead of a potentially confusing statement "Place X here if you plan to attend and vote your shares at the meeting", we feel there should be a checkbox that simply says "Send me a Legal Proxy." There is no requirement that a stockholder must attend the meeting in order to receive a legal form of proxy. We told Mr. Daly that we feel this instruction as written is materially misleading.

A reminder—shareholders are entitled to only one vote per share, and the later-dated proxy card of VIF, either by the CHALLENGER'S, the Company-AAG's or ADP's will count.

In order for all categories of stockholders to accurately identify themselves and enhance the potential that their proxy will be counted, they may voluntarily write in their VC#(s) and PIN(s) on our proxy card and send it to us either by fax or postal mail according to instructions in this proxy statement and as published on www.votepal.com/. Don't forget your authorized legal form of proxy letter. There is a possibility that if a shareholder uses the CHALLENGER's proxy card without a proper authorized legal form of proxy, the votes on the CHALLENGER's card may not be counted properly.

Please remember if you are downloading and transmitting our proxy cards FILL IN THE NECESSARY INFORMATION TO ACCURATELY IDENTIFY YOURSELF AND THE NUMBER OF SHARES YOU OWN TO VOTE. INCLUDE THE VC# , PIN AND THE AUTHORIZED LEGAL FORM OF PROXY LETTER. THEN LEGIBLY SIGN IT AND PRINT YOUR NAME BELOW YOUR SIGNATURE.

WE CAN'T STRESS ENOUGH THE IMPORTANCE OF YOUR AUTHORIZED LEGAL FORM OF PROXY, THE VC#, PIN AND LEGIBLE SIGNATURE. Without it being properly included, your proxy ballot or VIF will not be a valid form of proxy and will not be counted.

We will be collecting our proxy cards by mail and fax. On www.votepal.com in the Appendix at the end of our proxy statement published on EDGAR, a proxy card will eventually be available that interested shareholders can view or download, fill in, sign and mail to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.

For 401(k) employee stockholders, you will have to vote properly to complete the requirement that the Vanguard and the Fidelity trustees be notified of your voting instructions. To allow sufficient time for voting by the trustee, the instructions provided by the trustee must be closely followed. Because the shares must be voted by the trustee, employees who hold stock through the 401(k) plans may not vote these shares at the meeting. (see the Company-AAG's March 21, 2008 Preliminary Proxy Statement on pages 4-5 under the heading "How are shares voted that are held in a Company 401(k) plan?").

Details of what happened in the 2007 AAG 401(k) vote from our 2007 proxy statement: "Mr. John E. Schadl of Vanguard's legal department advised us in a phone call on May 7, 2007 that they will be handling notifications/voting different this year. He said that Vanguard would do a separate mailing starting on May 11 to AAG 401(k) plan participants. This mailing would include AAG proxy materials including its VIF, as well as a letter of instruction and a VIF empowering AAG plan participants to vote for CHALLENGER candidates as well as all proposals on the CHALLENGERS' VIF. He said that Vanguard will also tabulate the 401(k) vote and send it on to the inspector of elections. He said the voting deadline will be midnight EDT on Friday, June 8th. This service is vastly superior to years past, and we commend Vanguard's management for making it easier for AAG 401(k) plan participants to exercise their right to vote per the 401(k) Trust Agreement."

We were never able to contact the Fidelity trustee in any of our contests to learn how they handled notifications/voting of AAG plan participants that they are responsible for.

Please note that at this time the management of the Company-AAG is not required to include names of all SEC-qualified candidates on the 401(k) employee stockholders' VIF.

In all previous years, we have tried to obtain the Company-AAG's permission to allow their incumbent candidates to be published on the CHALLENGER proxy card and VIF so there would be at least one ballot with ALL candidate names on it, but the Company-AAG either refused or never responded (and never explained why).

In 2005, 2006 and 2007, Vanguard published and mailed letters instructing how 401(k) AAG plan participants could vote for the CHALLENGERS. And in 2007, 401(k) stockholders were empowered for the first time to use the official "Broadridge/ADP system" to vote their preferences. The CHALLENGERS prefer this method of voting by 401(k) stockholders for our candidates and proposals, (deletion), although 401(k) stockholders can vote the CHALLENGER VIF and send it to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. We will ensure that the Vanguard and Fidelity trustees receive these proxies by the deadline. Be sure to include your VC# and PIN.

VII.c. HOW DO I CAST MY VOTE USING THE COMPANY-AAG'S PROXY CARD AND VIF?

For 401(k) employee stockholders, you will have to vote properly to complete the requirement that the Vanguard and Fidelity trustees be notified of your voting instructions. (See discussion above).

However, since our candidates have been withheld from the Company-AAG's VIF [see the Company-AAG's March 21, 2008 Proxy Statement at the tail end; our names were also withheld in years 2003, 2004, 2005, 2006 and 2007 (which was never explained by Company-AAG management)], registered and beneficial stockholders will need to VOTE A PROXY CARD THAT WILL BE AVAILABLE ONLY AT THE END OF OUR PROXY STATEMENT, which will be available at www.votepal.com/. Please note that the management of the Company-AAG is not required to include the names of the CHALLENGER nominees on the AAG'S proxy card and VIF.

In our opinion, we believe all AAG stockholders have the right to vote for the CHALLENGERS using the Proxy Card/VIF published by the Company-AAG as well as ADP's. These proxy cards do NOT belong to management. They are property of the shareholders. BUT, for now this is the system. You must properly execute voting these proxy cards, which isn't easy when trying to vote for the CHALLENGERS. (Remember, you are empowered at all times to vote the ballot card or VIF of the CHALLENGERS that is available at the end of our proxy statement on www.votepal.com and EDGAR):

  If you're a registered or beneficial shareholder, you can access the Company-AAG's Proxy Statement and Proxy Card published with the SEC at: http://www.sec.gov/Archives/edgar/data/766421/000119312508062778/dprec14a.htm/, and copy or print out the last two pages. Then simply by hand line out the named proxies William S. Ayer and Keith Loveless and write in "The AAG CHALLENGER PROXY COMMITTEE is my legal proxy". Then mail the card to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. If you're a beneficial owner, be sure to obtain and attach an authorized legal form of proxy from ADP. This can be most quickly obtained by phoning ADP's system at (800) 690-6903 or accessing ADP's Internet site at www.proxyvote.com/. Follow the prompts or clicks to check the box that says: "Place X here if you plan to attend and vote your shares at the meeting." Then after printing, write by hand anywhere on the form "The AAG CHALLENGER PROXY COMMITTEE is my legal proxy". Then mail the card to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.
  If you received your proxy materials from the-Company AAG by mail, you can use the same procedure described above. Then mail the VIF to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Be sure to obtain and attach your authorized legal form of proxy letter from ADP using the instructions above if you own beneficially.

  If you received your VIF electronically from ADP, you will first need to obtain and attach a legal form of proxy from ADP using the instructions written above, and then write by hand anywhere on the form "The AAG CHALLENGER PROXY COMMITTEE is my legal proxy". Then mail the VIF to the The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Be sure to obtain and attach an authorized legal form of proxy from ADP using the instructions written above.
  For 401(k) plan participants whose shares are held in trust by Vanguard (we have not heard from Fidelity), vote the CHALLENGERS' VIF that you will receive in the mail. You will be empowered to vote electronically or telephonically, which will be the quickest way right up to the midnight EDT deadline on May 15, 2008.

Again, all CHALLENGER proxies can be mailed or faxed to:

Mail to:
The AAG CHALLENGER PROXY COMMITTEE
c/o Steve Nieman
Box 602
Brush Prairie, WA 98606 | Fax to us at: (360) 666-6483

Unfortunately, currently there is no way to electronically pencil "write in" CHALLENGER candidates on an Broadridge electronic ballot and have it properly voted.

That's why your only recourse is to get things on paper and either mail or fax to: The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.

In our opinion, we assert that since postal or electronically-mailed VIFs to beneficial owners come from Broadridge and not the Company-AAG—that those proxy cards MUST contain the CHALLENGERS' names and a link to the CHALLENGERS' VIF and proxy card at www.votepal.com/. In our opinion, a failure to do that would indicate that Broadridge is soliciting proxies just for the Company-AAG, and should be required to make all necessary filings with the SEC in the Company-AAG's Proxy Statement as Participants in the Company-AAG's solicitation.

Remember: under current regulations the management of the Company-AAG is under no obligation to require that all candidates and all shareholder proposals are listed on the Company-AAG's proxy card. The generally accepted practice is that the most recently-dated legal proxy will be the one counted.

VII.d. YOU MAY VOTE IN PERSON AT THE MEETING

At the stockholders meeting, stockholders will finally be able to secure a ballot with all twelve candidates on it distributed by management of the Company-AAG. At least that's what happened in years 2003, 2004, 2005, 2006 and 2007. At the meeting, stockholders can use this ballot card. For employee and outside stockholders, if you hold your beneficial shares through a bank or broker, you must in sufficient time before the meeting CONTACT BROADRIDGE TO RECEIVE A LEGAL FORM OF PROXY, by checking the box on your VIF that says "Place X here if you plan to attend and vote your shares at the meeting" and bring the legal proxy with you in order to vote at the meeting.

401(k) employee stockholders cannot vote their voting instructions at the shareholders meeting.

Some of the reasons for this state of affairs regarding stockholders being able to vote for the CHALLENGERS (or not) is due to the choice we made not to do a regular postal mailing via ADP. We live now in an electronic world. In our opinion, we feel a requirement to do a separate mailing is an expensive impediment to making opposing proxy contests easy and affordable. We feel notification of an Internet challenging solicitation can be done using the company's (stockholder's) Preliminary/Definitive Proxy statement disclosing the URL of the websites where the CHALLENGER proxy statement and proxy materials are located. After all, stockholders pay for all printings and mailings by management of company proxy materials.

WE BELIEVE THAT ALL STOCKHOLDERS SHOULD BE ENTITLED TO THE LEAST COSTLY AND SIMPLEST METHOD OF OBTAINING A LEGAL FORM OF PROXY AND VOTING FOR APPROVED CANDIDATES OF THEIR CHOICE. THE INTERNET IS AN AFFORDABLE AND EFFICIENT RESOURCE, WHICH WE ARE UTILIZING.

In general there is some disagreement on whether electronically transmitted proxies are valid and lawful where a state of a "contested election" has been declared. The CHALLENGERS have no objection to electronic proxy voting. In the past, we have discussed with management of the Company-AAG our willingness to participate in developing a viable method to maximize the convenience for all stockholders to vote, and maximize the ease and accuracy of the tabulation of the proxy votes. Our position is that the determination of a contested election exists when the Company-AAG and the CHALLENGERS have filed accordingly with the U.S. SEC. And that the counting of proxy votes should be public.

VII.e. What If I Change My Mind After I Submit My Proxy?

If the CHALLENGER'S proxy card is signed with a voting direction indicated, the proxy will be voted according to the direction given. If no direction is given with respect to a proposal, the proxy will be voted as follows with respect to any such proposal (listed in the order of presentation and mostly using the same numbering as the Company-AAG's ballot card/VIF on the last pages of its March 21, 2008 Preliminary Proxy Statement): FOR CHALLENGER director candidates Richard D. Foley, Stephen Nieman, Terry K. Dayton, Carl L. Olson, William B. Davidge and Aaron C. Kreps, AGAINST Proposal 2, and FOR proposals 3 through 6.

Before the polls close at the meeting, you may revoke your proxy and change your vote by submitting a later-dated proxy. Before the day of the meeting, you may do this by contacting the CHALLENGERS via fax at (360) 666-6483, toll free phone call at 1-866-2-vote-us (1-866-286-8387) or email to reachus@votepal.com.

VIII. INFORMATION ABOUT CHALLENGER NOMINEES

Mr. Richard De Wayne Foley, 61, retired 32-year railroad conductor and President of The Foley Group. Mr. Stephen Nieman, 55; pilot for Horizon Air since 1978; Mr. Terry K. Dayton, 52, communications agent for Horizon Air since 1985; Mr. Carl Olson, 63, business manager and adjunct college professor; Mr. William B. Davidge, 49, aircraft mechanic for Horizon Air since 1986; Mr. Aaron C. Kreps, 29, Horizon Air pilot from 2000-2003 and presently a self-employed professional pilot. For more information, see below.

IX. PARTICIPANTS IN THE SOLICITATION

Richard D. Foley, Stephen Nieman, Terry K. Dayton Carl L. Olson, William B. Davidge, Aaron C. Kreps and Donelle M. Nieman are participants in the solicitation. Neither Mr. Foley, Mr. Olson nor Mr. Kreps own any of the Company-AAG's stock.

As of March 4, 2008, Mr. and Mrs. Nieman co-owned approximately 775 shares of the Company-AAG's.

As of March 4, 2008, Mr. Dayton owned a total of approximately 500 shares of the Company-AAG's stock.

As of March 4, 2008, Mr. Davidge owned a total of 2,000 shares of the Company-AAG's stock.

Neither Richard Foley, Steve Nieman, Terry Dayton, Carl Olson, Bill Davidge, Aaron Kreps nor Donelle Nieman has any family relationship with any of the officers or directors of the Company-AAG, nor are they parties to, or in any way involved in any securities litigation involving the Company-AAG or any other registrant. None of them are promoters or control persons. None of them have been in involved in any bankruptcy petitions or proceedings. Mr. Foley is involved in one lawsuit against an unrelated publicly-NYSE-traded company. None of them have been involved in any type of transaction or any other type of business relationship with the Company-AAG, other than Mr. Nieman's employment as a pilot, Mr. Dayton's employment as a communication agent and Mr. Davidge's employment as an aircraft mechanic with Horizon Air. None of them have been involved in any solicitation of any registrant within the last five years, other than the solicitations at the AAG since 2003. None of them have received any payment or income, other than Mr. Nieman's, Mr. Dayton's and Mr. Davidge's within the normal course of their regular employment.

RICHARD DE WAYNE FOLEY

Address: 6040 N. Camino Arturo Tucson, AZ 85718  Phone: (520) 742-5168

President & CEO. The Foley Group ("TFG") November 1989 to present.

Principal business: Consulting; Shareholder services & computer mapping. TFG was incorporated in November 1989. Please note that TFG has no corporate involvement with any shareholder actions at the Company-AAG; nor are any of its officers, workers or associates in the Company-AAG. Mr. Foley and TFG own no shares of the Company-AAG either beneficially or in any other manner; nor do they have any business relationships, past, existing or contemplated with the AAG; nor any purchase or ownership, the voting of any proxies, or the withholding of any proxies of the Company-AAG's stock.

Founder of OU® (Ownership Union), and serves as Chairman. OU® is a registered federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606

Mr. Foley has not been convicted in a criminal proceeding.

STEPHEN NIEMAN

Pilot for Horizon Air since December 1978.

Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606 Phone: (360) 687-3187

Founder and President of OU® (Ownership Union), which is a registered U.S. federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606

Mr. Nieman has not been convicted in a criminal proceeding.

Mr. Nieman is acquainted with many worker shareowners of the registrant.

Steve Nieman is not a "significant employee" of the Company-AAG as described in the SEC regulations S-K.

TERRY K. DAYTON

Communications agent in Spokane, WA for Horizon Air since 1985.

Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 10510 E. 6th Avenue, Spokane Valley, WA 99206  Phone (509) 922-2531

Member of the OU® (Ownership Union).

Mr. Dayton has not been convicted in a criminal proceeding.

Mr. Dayton is acquainted with many worker shareholders of the registrant.

Terry Dayton is not a "significant employee" of the Company-AAG as described in the SEC regulations S-K.

CARL L. OLSON

Involved as a business manager and adjunct professor of college accounting since 1991. He has actively been advocating stockowners' rights with resolutions since the 1970s.

Home Address: PO Box 6102, Woodland Hills, CA 91365

Phone: (818) 223-8080

Member of the OU® (Ownership Union).

Mr. Olson has not been convicted in a criminal proceeding.

WILLIAM B. DAVIDGE

Aircraft mechanic in Portland, OR for Horizon Air since 1986.

Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 51439 EM Watts Road, Scappoose, OR 97056  Phone: (503) 543-5161

Member of the OU®  (Ownership Union).

Mr. Davidge has not been convicted in a criminal proceeding.

Mr. Davidge is acquainted with many worker shareholders of the registrant.

Bill Davidge is not a "significant employee" of the Company-AAG as described in the SEC regulations S-K.

AARON C. KREPS

Horizon Airlines First Officer from 2000-2003; presently a self-employed professional pilot.

Address: 2216 NE 140th Street, Vancouver, WA 98686

Mr. Kreps has not been convicted in a criminal proceeding.

Mr. Kreps is acquainted with many worker shareowners of the registrant.

DONELLE M. NIEMAN

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606

Phone: (360) 687-3187

Mrs. Nieman is acquainted with many worker shareholders of the registrant. She has been married to Steve Nieman for 34 years this June.

Mrs. Nieman has not been convicted in a criminal proceeding.

X. ELECTION OF DIRECTORS

For additional information on the election of directors and the following shareholder resolutions, we direct you to the Company-AAG's March 21, 2008 Preliminary Proxy Statement pages 5-6 and 10, under the headings "How many votes must the nominees have to be elected?", "How many votes must the proposal to approve the 2008 Performance Incentive Plan and each of the stockholder proposals (Proposals 3 through 5) receive in order to pass?", and "Vote Required and Recommendation of the Board of Directors."

X.a. Proposal No. 1 Election Of Directors

The CHALLENGER candidates have consented to be named in this proxy, and to serve if elected. The CHALLENGER nominees are:

Mr. Richard De Wayne Foley; Mr. Stephen Nieman; Mr. Terry K. Dayton, Mr. Carl L. Olson, Mr. William B. Davidge and Mr. Aaron C. Kreps.

The AAG's Board of Director nominees are published on pages 8-10 of the Company-AAG's March 21, 2008 Preliminary Proxy Statement. They are: William S. Ayer, Phyllis J. Campbell, Mark R. Hamilton, R. Marc Langland, Dennis F. Madsen and Byron I. Mallott.

In the election of directors, from the twelve nominees who receive the highest number of FOR votes, six will be elected (see the Company-AAG's March 21, 2008 Preliminary Proxy Statement pages 5-6).

You may vote FOR or you may WITHHOLD authority to vote for each nominee for director.

X.b. Further Matters

This is our sixth consecutive proxy contest at the-company AAG. We have performed solicitations in 2003, 2004, 2005, 2006, 2007 and now in 2008. We have had various contacts with the management of the AAG during these years, but have failed to convince them of the merit of empowering all stakeholders to feel and act as owners in real ways; i.e., by owning productive company assets and allowing them to participate in the governance of our company.

We believe the current power structure of an unaccountable elite in organized management and organized labor, when combined with a generally absentee institutional stockholder group, opposes the organic way wealth is created: day-in-and-day-out interactions by workers, customers and investors using corporate tools and assets. We believe this current power structure has failed to get diverse groups of stakeholders to work together at AAG companies. In our opinion, the glue, the missing substance that could help bring and hold these groups together is co-ownership of the corporation, which could be accomplished in a variety of simple ways. The current structure of 85%-plus ownership of the shares by large institutional corporate holders, who hold ultimate power in the corporation via proxy voting, goes against the grain of the justice of building equity in an enterprise over long periods of time by the people supplying their labor, consumption patronage, and direct investment.

Ownership-sharing of productive capital assets [represented by ownership of securities instruments such as common or preferred stock, which is one way], could lower ever-climbing fixed costs covering employee compensation and benefits. Other ownership vehicles could also be utilized, such as an internal monetary system that could deliver an equivalent "money's worth" valuing system. These lower fixed hourly-wage costs could be supplemented by variable income from other capital sources, such as larger payouts of profit sharing, stock grants, worker performance bonuses, the installation of a full voting pass-through ESOP, appreciation of the share price and other non-cash wealth benefits, such as payment in what the airline produces: positive space tickets to stakeholders that could be consumed or sold at the stakeholder's discretion. Additionally, we support direct ownership by strategic participants of workers, customer and investors of the company's major income-producing assets such as its airliners through alternative forms of equity financing. There are much cheaper yet productive ways to finance the company's requirement for affordable capital. We also advocate initial and recurrent training to build and maintain a corporate ownership culture as described by the Center for Economic and Social Justice called JBM –– Justice Based Management (click on: http://cesj.org/jbm/articles-jbm/brief-jbm.htm/).

If all or part of the CHALLENGER slate is elected, we will occupy a minority of the board, but will have the opportunity to convince the majority as to the viability of our plans outlined briefly above. There is no assurance that we will be able to successfully carry out what we advocate and foresee for the future. We will fulfill the duties required of directors, and represent all shareholders to the best of our ability.

PROXY VOTING IRREGULARITY PROB IN 2007

In a letter dated Sept. 4, 2007 to the AAG board (and EDGAR-ed to the U.S. SEC), we expressed our lack of confidence in the voting results reported to the U.S. SEC in a 10Q filing on Aug. 7, 2007. You can read various letters that went back-n-forth between us and AAG management on www.votepal.com/. At this point in time, this dispute has not been resolved to our satisfaction. We will see what we can do this year to ensure that both the letter and spirit of the law is enforced regarding proxy voting, as difficult and complex as it is (and we believe it must be made simpler to ensure accountability of the players and the functionality of the system).

XI. SHAREHOLDER PROPOSALS

We believe we have complied with the Company-AAG's Bylaws, Article II Meeting of Stockholders, Section 9 Proper Business for Stockholders' Meetings by filing all of our proposals with the Corporate Secretary by the December 21, 2007 deadline.

In our opinion, proposals three through five that currently exist in the AAG's March 21, 2008 preliminary proxy are all written as binding on the board if they obtain the proper vote totals. In order to accomplish the changes that are being voted upon, the four proposals demand an amendment to the company's bylaws and/or the certificate of incorporation. To some, binding or non-binding is in the eye of the beholder. We assert that they are binding, but acknowledge that under Delaware law the board has a lot of latitude. Obviously, the courts might have to decide some of these contentions if the board did not act on a proposal that, if properly written, was binding. (deletion)

(deletion) Proposal number six is a proposal that the company legally excluded from its proxy statement due to the SEC granting the company a "no-action" letter. Any votes on this proposal (deletion) will be presented to the AAG board for its consideration.

Regarding passage, please reference the Company-AAG's March 21, 2008 Preliminary Proxy statement page 6 under the heading "How many votes must the proposal to approve the 2008 Performance Incentive Plan and each of the stockholder proposals (Proposals 3 through 5) receive in order to pass?"

PROPOSAL NO. 2 –– AAG Board Proposal to Approve the Alaska Air Group, Inc. 2008 Performance Incentive Plan

Please read the proposal starting on page 35 of the AAG's March 21, 2008 preliminary proxy statement (pretty long and complex; better have a pot of coffee brewing...)

VOTE NO ON PROPOSAL NO. 2

No. 3 – Poison Pill Vote

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any 2007 or subsequent company poison pill shall trigger a mandatory shareholder vote as a separate ballot item.

Such a mandatory vote, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting.  When our directors know that a poison pill will be subject to a mandatory vote, this certainty of a vote will give our directors a far greater incentive to use their utmost discretion before using such a drastic measure as a poison pill.  A poison pill expiration date shall have no power to exclude this mandatory vote.

"Poison pills … prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out.  They entrench the current management, even when it’s doing a poor job.  They water down shareholders’ votes and deprive them of a meaningful voice in corporate affairs."  – "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

“That’s the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well.” – Morningstar.com, Aug. 15, 2003

John Chevedden, Redondo Beach, Calif. said the merits of this proposal should also be considered in the context of our company’s overall corporate governance structure and individual director performance.  For instance in 2007 the following structure and performance issues were identified:

• We had no shareholder right to:

1) Cumulative voting.

2) Call a special meeting.

3) Act by written consent.

4) A majority vote standard in electing our directors.

• Thus future shareholder proposals on the above topics could obtain significant support.

• The voting figures at our 2007 annual meeting were withheld from shareholders for two months – except for certain privileged shareholders.

• We did not have an Independent Chairman or even a Lead Director – Independence concern.

• Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.

• Thus we cannot vote on some directors until 2009.

Additionally:

• Our full board met only five times in a year.

• Poison pill: Our directors have the power to adopt a poison pill that is never subject to a shareholder vote.

• Three directors had 16 to 25-years tenure – Independence concern and director recruitment concern.

• Mr. Langland, with 16 years director tenure, chaired our nomination committee – Independence concern and recruitment concern.

• Ms. Bedient chaired our Audit Committee and yet was not even an Audit Financial Expert.

• Plus Ms. Bedient received our most withheld votes in 2007.

The above concerns shows there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal: Poison Pill Vote –Yes on 3

Notes: John Chevedden, Redondo Beach, Calif. sponsored this proposal.

Proposal No. 4 Cumulative Voting

RESOLVED, that our board initiate in 2008 the appropriate process to amend our company’s governance documents (certificate of incorporation and/or bylaws) to ensure that cumulative voting is permitted to elect director nominees to the board.  Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected.  A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit.  Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Proposalist Terry Dayton, a Horizon Air communications agent, has notified the Alaska Air Group, Inc. ("AAG") that he intends to present the following proposal at the 2008 Annual Meeting.

SUPPORTING STATEMENT

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Airlines in 2005. It also received 55%-support at General Motors (GM) in 2006.  The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.  Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.  It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

This proposal is particularly important because our company has underperformed its peers over one-year,  three-year and five-year periods.  Additionally we still have plurality voting, a partially staggered board and there is no shareholder right to call a special meeting or act by written consent.

Vote Yes on Proposal No. 4 for Cumulative Voting

PROPOSAL NO. 5 –– Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request our board to adopt a policy to give  shareholders  the opportunity at each annual shareholder meeting  to vote on an advisory resolution,  proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement’s Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Proposalist Bill Davidge, a Horizon Air aircraft mechanic of 51459 EM Watts Road, Scappoose, OR,  has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2008 Annual Meeting.

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value.  As a result, shareholders filed more than 60 “say on pay” resolutions with companies in 2007, averaging a 42% vote.  In fact, seven resolutions exceeded a majority vote.  Verizon Communications (VZ) and Aflac (AFL) took the lead and decided to present such a resolution to a shareholder vote.

A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

I believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation.  In the United Kingdom, in contrast to U.S. practices, public companies allow shareholders to cast an advisory vote on the “directors’ remuneration report,” which discloses executive compensation.  Such a vote isn’t binding, but gives shareholders a clear voice that could help shape senior executive compensation.

If investors wish to register opposition to a pay package(s) in the previous year, withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction.

Accordingly, I urge our board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process.  The results of such a vote could provide our board with useful information about shareholder views on our company’s senior executive compensation, as reported each year.

VOTE YES ON NO. 5 – Shareholder Say on Executive Pay

No. 6–– Respecting Shareholders' Right To Know

RESOLVED, that our board in 2008 amend our bylaws and any other appropriate governing documents to require that the company shall, other than on specifics restricted by law, regulation or which jeopardizes commercial advantage, strictly honor the shareholders right to proper disclosure of identification and contact information to the fullest extent possible by technology.

In all communication or reports to its shareholders, the company shall provide complete identification information on all individuals or parties reported therein.  It shall contain their proper name and complete address information, including their telephone, email and website information with functioning hyperlinks.

Where more than one set of contact data exists, all shall be included.  Where the communication is a proxy statement or any notice of an annual, special or other shareholder meeting or any references to any such meeting, it shall include in the same prominence as appears in the balance of the notice, all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation.

Proponent Steve Nieman, a Horizon Air Captain, has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2008 Annual Meeting.  You can contact him via his website www.votepal.com/, via email at reachus@votepal.com or phone toll free 1-866-2-VOTEUS.  He looks forward to discussing this proposal with you.

Supporting Statement

The Internet has revolutionized communications for everyone including shareholders and the companies they own.  The power of the Internet to inform and educate has given birth to a vast array of new tools for tracking and analyzing investments.  Average investors now have available computer tools that not long ago could be afforded only by powerful financial institutions.  Yet all investors, large and small, are faced with the reality that no gate keepers of truth and accuracy exist on the Internet.

Only the company is in a position to assure that its shareholders are provided with accurate name and contact information. Some current regulations permit a company to withhold contact information.  But to enhance communications with its shareholders, we believe this information should be provided.  The prime concern of this bylaw proposal is to ensure that company shareholders are provided with correct identification data in any form of communication the company chooses, whether it be paper and/or electronic.  No valid purpose can be served by not disclosing it.

We believe that our company has a duty to provide full, complete and accurate identification information about individuals, parties, agencies, entities or companies it communicates to us about.  Shareholders have a right to contact a person or party concerning an event, and they should not be forced to make a separate request to company officials.  Making separate inquiries or requests wastes company time and resources.

I ask for your support and a Yes vote on Proposal No. 6

***********************************************

APPENDIX TO CHALLENGER DEFINITIVE PROXY STATEMENT

PROXY CARD AND VOTING INSTRUCTION FORM

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE PARTICIPANTS AND NOT ON BEHALF OF THE COMPANY-AAG'S BOARD OF DIRECTORS.

The filling out with the required and necessary personal information and submission of this Proxy Card is voluntary.

VOTER CONTROL NUMBER  ____________________________________________

PIN ____________________________________________________________________

The undersigned hereby appoints Stephen Nieman and Richard D. Foley proxy, with full power of substitution, to vote with the same force and effect as the undersigned at the Annual Meeting of the Stockholders of the Alaska Air Group, Inc. scheduled to be held at the at the Museum of Flight, 9404 E. Marginal Way So., Seattle, Washington at ___  p.m. on the 20th day of May, 2008, and any adjournment or postponement thereof.

To decline to vote, do not fill out this card.

(THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.) This proxy, when properly executed, will be voted in the manner directed herein. Please date, sign and send your proxy card back today.

When completed and signed, this proxy/voting instruction form will be voted as you have directed. If no direction is given, it will be voted FOR ALL OF THE CHALLENGER NOMINEES IN THE ORDER PRESENTED ON THE PROXY CARD OR VOTING INSTRUCTION FORM (nominee numbers (01)/(02)/(03)/(04)/(05)/(06) in Proposal 1.

You may vote FOR or you may WITHHOLD authority to vote for each nominee for director. Below write the names of the director nominees in the space marked "FOR" if you wish to vote for them. To withhold a vote for a nominee, write the name of the nominee in the space marked "WITHHOLD":

PROPOSAL NO. 1: ELECTION OF DIRECTORS—CHALLENGER NOMINEES:

(01) Richard D. Foley (02) Stephen Nieman (03) Terry K. Dayton (04) Carl L. Olson (05) William B. Davidge (06) Aaron C. Kreps

FOR ___________________________________________________________________

WITHHOLD ____________________________________________________________

WRITE-IN AAG CANDIDATES FOR or WITHHOLD VOTES:

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

ADDITIONAL DETAILS OF THE 2008 SHAREHOLDER PROPOSALS CAN BE FOUND IN THE COMPANY-AAG'S March 21, 2008 Preliminary PROXY STATEMENT on pages 35-to the end.

You may vote FOR or AGAINST or ABSTAIN on the shareholder proposals. If you ABSTAIN from voting on any proposal, the abstention has the same effect as a vote against such proposal.

FOR / AGAINST / ABSTAIN / No. 2 –– AAG Board Proposal to Approve the Alaska Air Group, Inc. 2008 Performance Incentive Plan / / / / / / Recommend vote AGAINST Proposal 2. If no direction is given, the proxy will be voted AGAINST Proposal 2.

FOR / AGAINST / ABSTAIN / No. 3 –– Poison Pill Vote / / / / / / Recommend vote FOR Proposal 3. If no direction is given, the proxy will be voted FOR Proposal 3.

FOR / AGAINST / ABSTAIN / NO. 4 –– Cumulative Voting / / / / / / Recommend vote FOR Proposal 4. If no direction is given, the proxy will be voted FOR Proposal 4.

FOR / AGAINST / ABSTAIN / NO. 5 –– Shareholder Say on Executive Pay / / / / / / Recommend vote FOR Proposal 5. If no direction is given, the proxy will be voted FOR Proposal 5.

FOR / AGAINST / ABSTAIN / Proposal No. 6 –– Respecting Shareholders' Right To Know  / / / / / / Recommend vote FOR Proposal 6. If no direction is given, the proxy will be voted FOR Proposal 6.

*Note* In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or at any adjournments or postponements thereof.

PLEASE SIGN, DATE AND RETURN TODAY. THANK YOU!

DATE _______________, 2008

Legible Signature ____________________________________________________

Print Name __________________________________________________

Title(s) ___________________________

Legible Signature ____________________________________________________

Print Name __________________________________________________

Title(s) ___________________________

NOTE: Please sign legibly exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

END of CHALLENGER 2008 Preliminary Proxy Statement